FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUEZ

Prospectus issued with respect to the implementation of the share buy-back program to be submitted for approval to the Combined Ordinary and

Extraordinary Shareholders’ Meeting convened on May 3, 2005 and reconvened, in the absence of quorum, on May 13, 2005

AMF

Pursuant to Section L. 621-8 of the French Monetary and Financial Code, this

Prospectus was registered with the Autorité des Marchés Financiers (AMF) under number 05-256 on April 13, 2005 in accordance with the provisions of Sections 241-1 to 241-8 of the General Regulations of the AMF. This document was prepared by the issuer and is binding on its signatories. Its registration with the AMF does not imply approval of the share buy-back program nor authentication of the financial and accounting information presented.

INTRODUCTION

Pursuant to Sections 241-1 to 241-8 of the General Regulations of the AMF, the purpose of this Prospectus is to describe the objectives, terms and conditions of the Suez share buy-back program to be submitted for approval to the Combined Ordinary and Extraordinary Shareholders’ Meeting convened on May 3, 2005 and reconvened, in the absence of quorum, on May 13, 2005, together with the impact of this program on shareholder interests.

The principal terms and conditions of this program are as follows:

•	Securities concerned: shares listed on the Eurolist - SRD with the Paris Stock Exchange,

•	Maximum percentage of the capital authorized by the Shareholders’ Meeting for buy-back: 10%

•	Maximum authorized unit purchase price: €36

•	Minimum authorized unit selling price: €16

•	Objectives: the management of share prices by an investment service provider in connection with a liquidity agreement that complies with the AFEI’s code of ethics, as approved by the AMF; the subsequent cancellation of shares purchased as part of a capital reduction decided on or authorized by the Extraordinary Shareholders’ Meeting; the allocation or sale of shares to current or former employees of the Group, or the implementation of stock option plans; the holding and subsequent delivery of shares in exchange or as payment within the scope of an acquisition; the hedging of debt instruments that are convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company via the delivery of shares when exercising the rights attached to securities that are redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company. [1]

I.	REVIEW OF THE PREVIOUS SHARE BUY-BACK PROGRAM

Declaration by the issuer of transactions involving its treasury stock between March 1, 2004 and February 28, 2005.

Percentage of treasury stock held directly or indirectly:	1.26%
Number of shares cancelled during the last 24 months:	none
Number of shares held in the securities portfolio:	12,880,708
Net book value of securities portfolio (February 28, 2005):	€263.41 million
Market value of securities portfolio:	€263.41 million
(share price as of 02/28/2005: €20.45)

These securities are used as follows:

•	12,025,708 to hedge call options and

•	855,000 for the liquidity agreement entered into with Rothschild.

[1]	Pursuant to the 13th and 14th resolutions to be approved by the Shareholders’ Meeting of April 27, 2004, Suez may, where applicable, undertake bond issues convertible into or exchangeable for new or existing shares.

	Cumulative gross amount		Open positions as of the registration date of the Prospectus
	Purchases	Sales/ Transfers	Positions opened on purchase			Positions opened on sale
			Calls purchased	Puts sold	Forward purchases	Calls sold	Puts purchased	Forward sales
Number of shares	1,733,650	2,378,542

Average maximum maturity date	Not applicable	Not applicable	NONE			NONE

Average price of the transaction	€20.136	€17.654	Not applicable			Not applicable

Average exercise price	Not applicable	Not applicable	Not applicable			Not applicable

Amounts	€34.9M	€41.99M	Not applicable			Not applicable

192,500 shares were purchased and 1,504,123 were sold to stabilize the share price based on market conditions before October 13, 2004, the date on which European Commission Regulation No. 2273/2003 of December 22, 2003 took effect. 188,269 shares were purchased following the exercise of stock options. The remaining shares were purchased and sold by an investment service provider in connection with a liquidity agreement entered into with Rothschild & Cie Banque on December 6, 2004. The agreement will be amended to comply with the AFEI’s new code of ethics set out in an appendix to the AMF’s decision of March 22, 2005.

II.	OBJECTIVES OF THE SHARE BUY-BACK PROGRAM

The objectives of the Suez share buy-back program are set out below:

•	The management of share prices by an investment service provider in connection with a liquidity agreement that complies with the AFEI’s code of ethics, as approved by the AMF,

•	The subsequent cancellation of shares as part of a capital reduction decided on or authorized by the Extraordinary Shareholders’ Meeting,

•	The allocation or sale of shares to current or former employees of the Group, or the implementation of stock option plans,

•	The holding and subsequent delivery of shares in exchange or as payment within the scope of an acquisition,

•	The hedging of debt instruments conferring a right to be allocated shares of the Company via the delivery of shares when exercising the rights attached to securities that are redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company.

III.	LEGAL FRAMEWORK

This program falls within the scope of the provisions of Sections L. 225-209 et seq. of the French Commercial Code and European Regulation No. 2273/2003 of September 22, 2003, adopted to implement Directive 2003/6/EC of January 28, 2003 on insider dealing and market manipulation (market abuse) that took effect on October 13, 2004. Implementation of this program shall be submitted for approval to the Combined Ordinary and Extraordinary Shareholders’ Meeting reconvened on May 3, 2005 in the following resolutions.

13th resolution: Authorization to be granted to the Board of Directors to trade in the Company’s shares

The Shareholders’ Meeting, deliberating in ordinary session and having reviewed the Board of Directors’ report and the Prospectus approved by the Autorité des Marchés Financiers, authorized the Board of Directors to purchase Company shares under the terms and conditions set forth in Section L. 225-209 of the French Commercial Code with a view to performing the following:

•	The management of share prices by an investment service provider in connection with a liquidity agreement that complies with the AFEI’s code of ethics,

•	The subsequent cancellation of shares as part of a capital reduction decided on or authorized by the Extraordinary Shareholders’ Meeting,

•	The allocation or sale of shares to current or former employees of the Group or the implementation of stock option plans,

•	The holding and subsequent delivery of shares in exchange or as payment within the scope of an acquisition,

•	The hedging of securities conferring a right to be allocated shares of the Company via the delivery of shares when exercising the rights attached to securities that are redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company, in accordance with the following terms and conditions:

•	The maximum number of shares purchased must not exceed 10% of the capital as of the date of this decision and the aggregate amount of purchases, net of expenses, must not exceed €3.6 billion,

•	The maximum purchase price must not exceed €36 and the minimum selling price must not be lower than €16. However, where it is decided to implement the options offered by paragraph 3 of Section L. 225-209 of the French Commercial Code mentioned above, the selling price shall be determined in accordance with applicable law.

Shares may be purchased, sold or transferred by any means, on the stock market or over the counter. Such means include trading in financial derivatives, on a regulated or over-the-counter market, and the implementation of option transactions, such as the purchase or sale of call or put options. These transactions may be performed at any time.

In the event of a capital increase by capitalization of reserves and the allotment of shares for no consideration, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares determined by the transaction.

This authorization shall take effect from the close of this Shareholders’ Meeting for a period of 18 months; it cancels and supercedes the authorization granted under the 12th resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

The Shareholders’ Meeting granted full powers to the Board of Directors, with the right to delegate such powers, to implement this resolution, enter into all agreements, carry out all formalities, make declarations to all authorities, and, generally, do all that is necessary.

14th resolution: Authorization to be granted to the Board of Directors to reduce the capital of the Company by canceling shares

The Shareholders’ Meeting, deliberating in extraordinary session and having reviewed the Board of Directors’ report and the Auditors’ special report, authorized the Board of Directors, for a period of 24 months pursuant to Section L. 225-209 of the French Commercial Code, to reduce the Company’s capital, on one or more occasions, by canceling all or part of the shares purchased by the Company, up to a maximum of 10% of the capital.

This authorization shall take effect from the close of this Shareholders’ Meeting for a period of 18 months; it cancels and supersedes the authorization granted under the 15th resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

The Shareholders’ Meeting grants full powers to the Board of Directors to:

•	Perform such capital reduction(s),

•	Set the final amount, terms and conditions of the reduction and record the completion thereof,

•	Deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,

•	Make the appropriate amendments to the bylaws, and, generally, do all that is necessary,

in accordance with applicable law as of the date of utilization of this authorization.

IV.	TERMS AND CONDITIONS

1. Maximum share in the capital that may be purchased and maximum price that may be paid by Suez

Suez may purchase shares representing up to a maximum of 10% of its estimated capital as of the date of the Shareholders’ Meeting, i.e. approximately 102 million shares2, for a maximum theoretical purchase price of €3.6 billion. Suez reserves the right to use the entire authorized share program.

At the end of February 2005, Suez held, directly or indirectly, 12.88 million of its own shares, representing 1.26% of its capital.

As a consequence, and based on the estimated capital at the date of the Shareholders’ Meeting, Suez may buy back up to 89.12 million shares, representing 8.74% of its capital, for a maximum purchase price of €3.2 billion.

For information purposes, the amount of free reserves entered as liabilities in the annual financial statements as of December 31, 2004 amounted to approximately €15.4 billion, representing a much higher amount than the maximum theoretical amount of the share buy-back program as mentioned in 1.

Should Suez hold, directly or indirectly, over 10% of its capital following implementation of the share buy-back program, the Company agrees to sell or cancel the fraction of this holding exceeding 10% within six months.

2. Terms and Conditions of Purchase

Shares will be purchased in full or in part by all means, on the stock market or over the counter, including via the purchase of blocks of shares or using derivatives in accordance with the regulations in force. In such event, it is important to ensure that share volatility does not increase.

Transactions may be made at any time within the limits set by stock exchange regulations.

[2]	It is not possible to determine the exact number of shares that will make up the capital as of the date of the Shareholders’ Meeting, due to the existence of potential capital (see Section VII below).

3. Duration of the Share Buy-Back Program

The buy-back program will be implemented in accordance with the 12th resolution of the Shareholders’ Meeting for a period of 18 months commencing on the date of this Shareholders’ Meeting, i.e. until November 3, 2006, or until November 13, 2006 should it be necessary to reconvene the Shareholders’ Meeting in the absence of quorum.

Share purchases may only be cancelled within the limit of 10% of the capital every 24 months.

4. Financing of the Share Buy-Back Program

Suez intends to finance the buy-back of its own shares through internal resources (note that the assets booked in Suez’s consolidated financial statements as of December 31, 2004 include total cash and cash equivalents of €8.5 billion).

As of December 31, 2004, consolidated shareholders’ equity amounted to €12.69 billion and consolidated net debt to €11.5 billion.

V.	INFORMATION ENABLING AN ASSESSMENT OF THE IMPACT OF THE SHARE BUY-BACK PROGRAM ON THE GROUP’S FINANCIAL POSITION

The impact of the share buy-back program on Suez’s financial statements was assessed, for information purposes only, based on the 2004 consolidated financial statements and the following assumptions:

•	buy-back at the beginning of the year of 89.12 million shares (8.74% of the capital as of December 31, 2004) based on a share price of €20.7 (the average share price over the last two months as of March 25, 2005),

•	a pre-tax financing cost of 4.3%.

On this basis, the impact of the share buy-back program on the 2004 financial statements is as follows:

M€	Consolidated financial statements as of December 31, 2004	Buy-back of 8.74% of the capital	Pro forma financial statements after buy-back of 8.74% of the capital	Impact of the buy- back in percentage terms
Shareholders’ equity, Group share	7,923	- 1,844	6,079	-23%
Consolidated shareholders’ equity	12,693	- 1,844	10,849	-14.5%
Net indebtedness	11,515	+ 1,844	13,355	+16%
Net loss, Group share	1,804	- 79.3	1,724	-4.4%
Weighted average number of shares outstanding	995,133,046	89,120,000	906,013,046	-8.9%
Net profit per share	1.81	+ 0.09	1.90	+4.9%
Weighted average number of shares outstanding adjusted for the impact of dilutive instruments	1,062,085,342	89,120,000	972,965,342	-8.4%
Diluted net profit per share	1.7	+ 0.07	1.77	+4.1%

Sensitivity (full year equivalent)

	Purchase price for 8.74 % of the capital
	€18	€23
Net profit per share (€)	1.91	1.89

	Financing cost
	4%	5%
Net profit per share (€)	1.909	1.889

VI.	TAX TREATMENT APPLICABLE TO BUY-BACKS

•	For the transferee

The buy-back by Suez of its own shares with a view to canceling them does not impact taxable net income.

In particular, any increase in value of the shares between the buy-back and cancellation dates does not generate a capital gain for tax purposes.

Furthermore, this transaction does not require the payment of the 25% withholding tax introduced by the French Finance Act 2004.

The buy-back by Suez of its own shares without cancellation will impact taxable net income if the shares are subsequently sold or transferred at a price different to the purchase price.

•	For the transferor

Since Suez performs its share buy-back transactions pursuant to Section L. 225-209 of the French Commercial Code, any gains realized by the transferor fall within the scope of the capital gains tax regime, in accordance with Section 112-6° of the French Tax Code.

- Transferor – an individual resident in France

Disposals by an individual resident for tax purposes in France are liable to tax under the regime provided in Section 150-0A of the French Tax Code.

Capital gains are taxable at the rate of 16% (27% including various social security contributions) where total annual sales of marketable securities and equivalents by the transferor exceed €15,000.

Capital losses incurred may be offset against capital gains of the same nature realized in the current year and in the ten subsequent years, provided the aforementioned limit is exceeded in the year the capital losses are incurred.

- Transferor – an individual not resident in France

Pursuant to Section 244 bis B of the French Tax Code, disposals by a non-resident are exempt from tax provided his or her direct or indirect interest in Suez does not exceed 25%.

- Transferor – legal entity

Disposals by a legal entity that is liable to corporate income tax or tax on industrial and commercial income and resident for tax purposes in France are liable to tax under the professional capital gains tax regime (Section 39 duodecies et seq. and 209 quater of the French Tax Code).

Investors should note that the above is only a summary of the current tax regime and that their individual tax position should be discussed with their usual tax advisor.

VII.	INTENTION OF INDIVIDUALS CONTROLLING, ALONE OR IN CONCERT, THE ISSUER

No individual or entity, acting alone or in concert, controls Suez.

VIII.	SUEZ SHARE OWNERSHIP

As of December 31, 2004, Suez’s capital was broken down as follows (number of shares outstanding: 1,020,465,386 shares representing 1,164,667,136 voting rights):

	Number of shares held	% capital *	% voting rights **
Groupe Bruxelles Lambert (GBL)	72,457,485	7.1%	12.3%
Employee shareholders	43,139,861	4.2%	5.1%
Crédit Agricole group	34,838,889	3.4%	5.8%
CDC group	31,570,178	3.1%	3.7%
Cogema	22,795,000	2.2%	4.0%
CNP Assurances	16,703,726	1.6%	1.5%
Caixa	15,500,000	1.5%	1.4%
Treasury stock	12,179,273	1.2%	—
Sofina	12,000,000	1.2%	1.0%
Public		74.5%	65.2%
(to the Company’s knowledge, no shareholder in this category owns more than 5% of the capital)

		100%	100%

*	calculated based on the number of shares outstanding as of December 31, 2004

**	calculated based on reported voting rights (Annual Shareholders’ Meeting of April 27, 2004) i.e. 1,149,551,713

There are no shareholder agreements.

To the Company’s knowledge, no other shareholder holds, directly, indirectly or in concert, 5% or more of the capital or voting rights.

Suez’s potential capital as of December 31, 2004 is as follows:

The Company’s potential capital as of December 31, 2004 is 66,952,296 shares (+ 6.56%):

13,536,096 (+ 1.33%) shares that may result from the conversion of January-February 1996 4% convertible bonds

53,416,204 (+ 5.23%) shares that may result from the exercise of stock subscription options.

The information provided concerning Suez’s potential capital is provided in the reference document.

IX.	RECENT EVENTS

On March 9, 2005, Suez’s Board of Directors approved the parent company and consolidated financial statements for fiscal year 2004. The consolidated financial statements show revenues of €40.7 billion and a Group share of net profit of €1,804 million.

Responsibility for the Prospectus

To our knowledge, the information presented in this Prospectus fairly reflects the current situation and includes all information necessary for investors’ understanding of Suez’s buy-back program. No material aspects of such information have been omitted.

Gérard Mestrallet Chairman and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary